Bradford & Bingley

2007 SEP 17 P 1:53

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

07026492

Tel. 01274 806106

6 September 2007

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

9/17

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:46 03-Sep-07
Number	2107D

The Company announces that on 03 September 2007 it purchased for cancellation from UBS Limited **250,000** ordinary shares at an average price of **384.0906** pence per share. The highest price paid was **385.75** pence per share and the lowest price paid was **381** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 627,174,534 ordinary shares.

Bradford & Bingley plc capital consists of 627,174,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 627,174,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:01 29-Aug-07
Number	9651C

The Company announces that on 29 August 2007 it purchased for cancellation from UBS Limited **500,000** ordinary shares at an average price of **371.573** pence per share. The highest price paid was **375.25** pence per share and the lowest price paid was **363.25** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 627,424,534 ordinary shares.

Bradford & Bingley plc capital consists of 627,424,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 627,424,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:36 28-Aug-07
Number	9001C

The Company announces that on 28 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 376.6 pence per share. The lowest and highest price paid for these shares were 368.5p and 381p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 627,924,534 ordinary shares.

Bradford & Bingley plc capital consists of 627,924,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 627,924,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

Bradford & Bingley plc 01274 806341
Neil Vanham

END

Close

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:23 24-Aug-07
Number	8136C

The Company announces that on 24 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 388.7 pence per share. The lowest and highest price paid for these shares were 387.5p and 390.5p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 628,424,534 ordinary shares.

Bradford & Bingley plc capital consists of 628,424,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 628,424,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

Bradford & Bingley plc 01274 806341
Neil Vanham

END

Close

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:01 22-Aug-07
Number	6680C

The Company announces that on 22 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 391.84 pence per share. The lowest and highest price paid for these shares were 381.5p and 392p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 628,924,534 ordinary shares.

Bradford & Bingley plc capital consists of 628,924,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 628,924,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

Close

Go to market news section

Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:17 21-Aug-07
Number	5961C

The Company announces that on 21 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 386.15 pence per share. The lowest and highest price paid for these shares were 384.5p and 390.5p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 629,174,534 ordinary shares.

Bradford & Bingley plc capital consists of 629,174,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 629,174,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

Close

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:02 16-Aug-07
Number	2820C

The Company announces that on 16 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 1,000,000 ordinary shares at an average price of 381.39 pence per share. The lowest and highest price paid for these shares were 379.56p and 383.06p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 629,424,534 ordinary shares.

Bradford & Bingley plc capital consists of 629,424,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 629,424,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

Bradford & Bingley plc   01274 806341
Neil Vanham

END

Close

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:06 15-Aug-07
Number	1917C

The Company announces that on 15 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 750,000 ordinary shares at an average price of 395.155 pence per share. The lowest and highest price paid for these shares were 391.5p and 399p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 631,174,534 ordinary shares.

Bradford & Bingley plc capital consists of 630,424,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 630,424,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

Close

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:50 14-Aug-07
Number	1089C

The Company announces that on 14 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 417.853 pence per share. The lowest and highest price paid for these shares were 410p and 418.55p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 631,174,534 ordinary shares.

Bradford & Bingley plc capital consists of 631,174,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 631,174,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

Close

Bradford & Bingley plc
3 September 2007

Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure and Transparency Rules, we would like to notify the market that the issued share capital of Bradford & Bingley plc at 31 August was 627,424,534 ordinary shares of 25p each with voting rights. Bradford & Bingley plc holds no shares in Treasury.

Therefore the total number of voting rights in Bradford & Bingley plc is 627,424,534 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

End.
Phil Kershaw 01274 806106

20 August 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**August 2007**	**July 2007**
Outstanding current balance of mortgages	£9,051,089,349	£9,181,398,404
Number of mortgages	96,913	97,476
Average loan balance	£93,394	£94,191
Weighted average current LTV	62.84%	63.60%
Arrears:		
1 month +	2.84%	2.72%
3 months +	0.61%	0.45%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

Notification of Major Interests in Shares

We have today been notified that Barclays PLC have a notifiable interest in the issued ordinary shares of Bradford & Bingley plc of 3.03%. The full names of the shareholders are:-

Barclays Bank PLC
Barclays Bank Trust Company Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank Ltd
Barclays Private Bank and Trust Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd
Walbrook Trustees (Jersey) Ltd

21 August 2007
END

Bradford & Bingley plc

Notification of Major Interests in Shares

We have today been notified that Barclays PLC no longer have a notifiable interest in the ordinary shares of Bradford & Bingley plc.

16 August 2007
END

END